eLayaway, Inc.
1650 Summit Lake Drive, Suite 103
Tallahassee, FL 32317

April 30, 2013

Securities and Exchange Commission
Attn: Maryse Mills-Apenteng, Special Counsel; Edwin Kim, Attorney-Advisor
Division of Corporation Finance
Washington, D.C. 20549

RE:         eLayaway, Inc.
Information Statement on Schedule 14C (Preliminary)
Filed April 19, 2013
File No. 000-54733

Dear Ms. Mills-Apenteng and Mr. Kim,

In response to your discussion with our counsel on April 26, 2013, and comment letter of the same date, we have filed a revised Information Statement on Schedule 14C.

We have clarified our disclosure regarding the Board of Director’s discretion to choose a reverse stock split ration of 1:100 up to 1:250, or anywhere between.  We have revised to clarify that our Board will have discretion to maintain or reduce the authorized common stock at a ratio different from the reverse stock split ratio, and have added disclosure regarding the effective increase in our authorized common stock and how the Company may use any “additional” shares.  We have added tabular disclosure as requested, and have included anti-takeover disclosure as well.

If you have any questions, please feel free to contact our counsel, Lance Brunson of Vincent & Rees, via telephone at (801) 303-5737.  Thank you for your assistance and review.

Sincerely,

/s/ Bruce Harmon
Bruce Harmon
Chief Financial Officer Chairman of the Board of Directors